Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the First Merchants Corporation 2009 Long-Term Equity Incentive Plan of our reports dated March 1, 2017, on our audit of the consolidated financial statements of First Merchants Corporation (the “Corporation”) as of and for the year ended December 31, 2016, and for each of the three years in the period ended December 31, 2016, and on our audit of internal control over financial reporting of the Corporation as of December 31, 2016, which reports are included in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2016.
/S/ BKD, LLP
Indianapolis, Indiana
August 11, 2017